P.O. Box 2600

Valley Forge, PA 19482-2600

610-669-1605

Brian_P_Murphy@vanguard.com

July 1, 2014

Mr. Chad Eskildsen

U.S. Securities & Exchange Commission                               via electronic filing

100 F Street, N.E.

Washington, DC  20549

RE:      Vanguard Chester Funds; File No. 2-92948

Dear Mr. Eskildsen,

This letter responds to your verbal comment relating to the September 30, 2013 annual report for the Vanguard Target Retirement Funds.

Comment 1:   Annual Report – Statements of Net Assets

Comment:       The Statements of Net Assets for the Vanguard Target Retirement Funds do not contain the disclosures contemplated by Rule 12-14 of Regulation S-X of income earned from affiliates and increases or decreases in the amount of investment in affiliates.

Response:        The Vanguard Target Retirement Funds (each a “Fund”, and collectively, the “Funds”) follow a balanced investment strategy by investing in selected Vanguard funds, and this information is disclosed in our notes to the financial statements for each of the Funds.  We currently report the information required by Rule 12-14 of Regulation S-X on an aggregate basis; this information includes income and capital gain distributions received, realized net gain/loss on investment securities sold and purchases and sales of the affiliated underlying funds (other than temporary cash investments).  However, in light of your comment, we will modify future shareholder reports to include the disclosures contemplated by Rule 12-14 of Regulation S-X for individual affiliated underlying funds.

As required by the SEC, the Funds acknowledge that:

•         Each Fund is responsible for the adequacy and accuracy of the disclosure in the filing.

•         Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

•         Each Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (610) 669-1605 with any questions or comments regarding the above response.  Thank you.

Sincerely,

Brian P. Murphy

Senior Counsel